UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON AUGUST 28, 2013

DATE, TIME AND PLACE:

August 28, 2013, at 11:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows:  Mr. Celso Clemente Giacometti - Vice-Chairman of the Company´s Board of Directors; the Directors Messrs. Conrado Engel, Jesús María Zabalza Lotina, José Antonio Alvarez Alvarez, José de Paiva Ferreira; and the Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. The Director, Mr. José Manuel Tejón de Borrajo was absent by justified reason.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

To know the resignation of the Chairman of the Company´s Board of Directors, as well as the election of the current Vice-Chairman of the Company’s Board of Directors to the post of Chairman of the Company’s Board of Directors, pursuant to article 15, paragraph 3 of the Company’s  Bylaws.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors´ signatures.

Afterwards, proceeding to the items of the Agenda, the Company´s Board of Directors:

Recognized the resignation, on this date,  of the Chairman of the Company´s Board of Directors, Mr. Marcial Angel Portela Alvarez (RNE V196033-G – CPF/MF # 809.357.880-34), a Spanish citizen, married, executive. Mr. Portela informed  the members present that the new professional activities recently assumed by him, as well as his family appointments, made his mind in order to decide to leave his activities on the Company. The Board of Directors appreciated the excellent

1

[Free English Translation]

job done by Mr. Marcial Angel Portela Alvarez. Immediately thereafter, and pursuant to article 15, paragraph 3 of the Company’s  Bylaws, the current Vice-Chairman of the Company’s Board of Directors, Mr. Celso Clemente Giacometti (RG  # 3.179.758-1 SSP/SP  – CPF/MF  # 029.303.408-78), a Brazilian citizen, married, business administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Vereador José Diniz, nº 3725 – 6o floor, São Paulo – SP, is elected to the position of Chairman of the Board of Directors, standing on this position until the next Shareholders Meeting of the Company to be held. It is registered in the present minutes that the pointing of the Director who will occupy the position of Vice-Chairman to be held opportunely.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, August 28, 2013. Celso Clemente Giacometti - Vice-Chairman of the Company´s Board of  Directors; the Directors Messrs. Conrado Engel, Jesús María Zabalza Lotina, José de Paiva Ferreira and Sr. José Antonio Alvarez Alvarez; and Independent Directors, Mrs. Marília Artimonte Rocca and Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho – Secretary

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: August 28, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer